

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 25, 2008

By U.S. Mail and facsimile

Mr. Frank Abbott
Finance Director
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1760

> **Re:** **Harmony Gold Mining Company Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed December 7, 2007**
> **Response Letter Dated March 28, 2008**
> **File No. 1-31545**

Dear Mr. Abbott:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended June 30, 2007

Operating and Financial Review and Prospects, page 112

General

1. We note your response to our prior comment 3 and reissue it in part.

    - In regard to your response to the first bullet, we note that you state that you are unable to provide a specific amount of the estimated costs related to HDSA participation. Please confirm that in all future filings you will disclose these costs when known, if material.

- In regard to your response to the fourth bullet, please discuss the impact on your operations and operating results, both if CONOPS works at a mine, and if it does not and has to be abandoned.

- In regard to your response to the fifth bullet, discuss the impact declining workforce productivity will have on your operations and operating results.

- In regard to your response to the sixth bullet, discuss in the amended 20-F the industry concerns over the reliability of the electricity supply and how this may impact your results in the future. Confirm that in all future filings you will estimate how long you expect to receive only 90% of your electricity needs, and discuss the impact the resulting decline in production will have on your operations and operating results.

Engineering Comments

2. We note your response to our comment 11 in which you state that the reserve estimates for the Golpu and Evander South projects are supported by nearby mining operations, engineering studies, and other evaluations. Supplementally provide the Competent Persons Report (CPR) and the pre-feasibility study for the Golpu project.

   To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

   In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

   If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Closing Comments

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our

Mr. Frank Abbott
Harmony Gold Mining Company Limited
April 25, 2008
page 3

review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: K. Stertzel
    J. Davis
    K. Schuler
    D. Levy